SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934

Bimini Capital Management, Inc.

(Name of Issuer)

_________Class A Common Stock, $0.001 par value______

(Title of Class of Securities)

090319104	_______
(CUSIP Number)

Stephen Lange Ranzini, 2015 Washtenaw Avenue, Ann Arbor, Michigan 48104, (734) 741-5858

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 18, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  (

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

Exhibit Index on Page 8

CUSIP No. 090319104	13D	Page 2 of 9

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Stephen Lange Ranzini
2	Check the Appropriate Box if a Member of a Group (a) [ X ] (See Instructions) (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,400
	8	Shared Voting Power
	9	Sole Dispositive Power 2,400
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,400
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.01%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 090319104	13D	Page 3 of 9

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Angela Clare Ranzini
2	Check the Appropriate Box if a Member of a Group (a) [ X ] (See Instructions) (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 750,000
	8	Shared Voting Power
	9	Sole Dispositive Power 750,000
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 750,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 2.94%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 090319104	13D	Page 4 of 9

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Stephen Colin Jones
2	Check the Appropriate Box if a Member of a Group (a) [ X ] (See Instructions) (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 500,000
	8	Shared Voting Power
	9	Sole Dispositive Power 500,000
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 1.96%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 090319104	13D	Page 5 of 9

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Newco AnnArbor Inc./11-380-1722
2	Check the Appropriate Box if a Member of a Group (a) [ X ] (See Instructions) (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 200,000
	8	Shared Voting Power
	9	Sole Dispositive Power 200,000
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.78%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 090319104	13D	Page 6 of 9

Item 1.

Security and Issuer. The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the Class A Common Stock, Par Value $0.001 of Bimini Capital Management, Inc., a Maryland corporation (the "Corporation"), with its principal executive offices at 3305 Flamingo Drive, Vero Beach, Florida 32964.

Item 2.	Identity and Background.

(a)     This statement is filed by the entities and persons listed below, all of whom, collectively, are referred to herein as the "Reporting Persons."

(i)	Stephen Lange Ranzini
(ii)	Angela Clare Ranzini
(iii)	Stephen Colin Jones
(iv)	Newco AnnArbor Inc.
(b)	The business address of each of the Reporting Persons is:
(i)	2015 Washtenaw Avenue, Ann Arbor, Michigan 48104
(ii)	21 Williamsburg Court, Skillman, New Jersey 08538
(iii)	1890 Wynkoop H703, Denver, Colorado 80202
(iv)	2015 Washtenaw Avenue, Ann Arbor, Michigan 48104

(c)	The principal business of each of the Reporting Persons is:

(i)Director, President and Chief Executive Officer of University Bancorp, Inc. and Chairman and President of University Bank. He also holds director, officer and/or other positions with a number of subsidiaries of University Bank. He is also the brother of Angela Clare Ranzini.

(ii)            Medical Doctor with St. Peters Hospital, New Brunswick, New Jersey. She is also the sister of Stephen Lange Ranzini.

(iii)	Investor
(iv)	Investment Company

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.

(e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each of the Reporting Persons is as follows:

(i)(ii)(iii) Stephen Lange Ranzini, Angela Clare Ranzini and Stephen Colin Jones are citizens of the United States.\

(iv) Newco AnnArbor Inc., is a corporation incorporated in Michigan.

Item 3.	Source and Amount of Funds or Other Consideration.

Each of the Reporting Persons used either personal funds, for the individuals, or working capital, for the corporation, to acquire the shares, as follows:

(i)	Stephen Lange Ranzini purchased an aggregate of 2,400 shares on 12/28/2007 for $619.50.
(ii)	Angela Clare Ranzini purchased an aggregate of 750,000 shares between 12/04/2007 and 12/10/2008 for $131,125.99.
(iii)	Stephen Colin Jones purchased an aggregate of 500,000 shares between 3/10/2008 and 11/14/2008 for $55,263.92.
(iv)	Newco AnnArbor Inc. purchased an aggregate of 200,000 shares between 11/21/2007 and

CUSIP No. 090319104	13D	Page 7 of 9

11/30/2007 for $51,072.51.

Item 4.	Purpose of Transaction.

The Reporting Persons have purchased the Shares of Class A Common Stock of the Issuer for investment but reserve the right to seek to change or influence the business strategy and/or control of the Corporation or cause the Corporation to engage in a reorganization and/or merger with another entity, or submit proposals to the shareholders of the Issuer to effect any of those changes, with the aim of improving the Issuer’s financial results. The Reporting Persons do not currently plan any proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D except as set forth herein. The Reporting Persons may dispose of some or all of the Class A Common Stock held by them, or may acquire additional securities of the Corporation, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors.

Item 5.	Interest in Securities of the Issuer.

(a)	The aggregate number of shares held by the Reporting Persons as a Group represents 1,322,058 shares, or 5.18% of the outstanding shares of Class A Common Stock of the Issuer.
(b)

Each of the Reporting Persons retains the sole power to vote or to direct the vote of the shares owned by each of them individually. None of the Reporting Persons has the power to vote any of the shares held by another member of the Group.

(c)	The following transactions were effected by members of the Group within the last 60 days:
a.	Angela Clare Ranzini purchased the following shares of Class A Common Stock of the Issuer:
i.	11/21/2008 39,300 shares at $0.04;
ii.	12/10/2008 45,358 shares at $0.035;
iii.	12/18/2008 130,342 shares at $0.04.
b.	Stephen Colin Jones purchased the following shares of Class A Common Stock of the Issuer:
i.	10/13/2008 17,141 shares at $0.14;
ii.	10/15/2008 2,720 shares at $0.13;
iii.	10/16/2008 5,600 shares at $0.13;
iv.	10/17/2008 5,716 shares at $0.12;
v.	10/21/2008 398 shares at $0.10;
vi.	10/22/2008 10,566 shares at $0.10;
vii.	11/11/2008 200,000 shares at $0.058;
viii.	11/13/2008 82,400 shares at $0.05;
ix.	11/14/2008 17,600 shares at $0.05.
c.	All of the above transactions were conducted through a national stock exchange.
(d)	Not applicable.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 090319104	13D	Page 8 of 9

Item 7.	Material to be Filed as Exhibits.

Exhibits

4.1	Joint Filing Agreement of the signatories to this Statement.

10.1	Power of Attorney For Executing Forms 3, 4 and 5, Form 144 and Schedules 13D and 13G executed by Angela Clare Ranzini.
10.2	Power of Attorney For Executing Forms 3, 4 and 5, Form 144 and Schedules 13D and 13G executed by Stephen Colin Jones.
10.3	Power of Attorney For Executing Forms 3, 4 and 5, Form 144 and Schedules 13D and 13G executed by Newco AnnArbor Inc.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

By:

Stephen Lange Ranzini, Individually and on behalf of Angela Clare Ranzini, Stephen Colin Jones and Newco AnnArbor Inc. pursuant to Power of Attorney

Dated: December 18, 2008

CUSIP No. 090319104	13D	Page 9 of 9